Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following illustrates the computation of the historical ratio of earnings to fixed charges (amounts in thousands except ratios). While there are preference securities outstanding for all periods presented, such preference securities do not accrue or otherwise pay any dividends. Therefore, the ratio of earnings to combined fixed charges and preference dividends are identical to the ratios of earnings to fixed charges.

	Year Ended March 31,										Six Months Ended September 30,
Fixed Charges	2013		2014		2015		2016		2017		2017
Interest, including amortization of debt discounts and capitalized expenses	$1,144		$1,407		$234		$1,816		$2,628		$1,369
Interest element of rentals*	83		83		210		268		273		148

Total Fixed Charges	$1,227		$1,490		$444		$2,084		$2,901		$1,517

Earnings available for fixed charges:
Pre-tax income (loss)	$(14,022)		$(18,976)		$(23,900)		$(27,818)		$(24,408)		$(11,486)
Add backs:
Income (loss) from discontinued operations	(1,503)		(1,502)		-		-		-		-
Fixed charges	1,227		1,490		444		2,084		2,901		1,517

Total Earnings available for fixed charges	$(11,292)		$(15,984)		$(23,456)		$(25,734)		$(21,507)		$(9,969)

Ratio of Earnings to Fixed Charges	(9.2	)x	(10.7	)x	(52.9	)x	(12.3	)x	(7.4	)x	(6.6	)x

Additional earnings required to achieve a 1.0x ratio:	$12,519		$17,474		$23,900		$27,818		$24,408		$11,486

*	Interest component of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.